SELECT★ANNUITY II

AN INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACT

issued by
ReliaStar Life Insurance Company
and its
ReliaStar Select Variable Account

Supplement dated December 29, 2003, to the Prospectus dated August 8, 1997, as amended January 30, 1998, and Statement of Additional Information dated August 8, 1997

The information in this supplement updates and amends certain information contained in the Prospectus and Statement of Additional Information each dated August 8, 1997. Please read it carefully and keep it with your Prospectus and Statement of Additional Information for future reference.

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Effective January 1, 2004, ReliaStar Life Insurance Company's affiliate, ING Financial Advisers, LLC will become the principal underwriter for the Contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission. ING Financials Advisers, LLC is also a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.